 Exhibit 99.1

Internet Gold Announces Filing of 2018 Annual Report

Ramat-Gan, Israel, May 15, 2019 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) (the “Company”), today announced that it has filed its Annual Report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission.

The annual report will be available on the Company’s website (www.igld.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

 About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold holds the controlling interest in B Communications, which in turn holds the controlling interest in Bezeq. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

At this stage, there is no certainty regarding the outcome of the discussions and contacts with the debenture holders and shareholders, but the Company's Board of Directors believes that in light of the current circumstances described in the Company's recent reports, it is obliged to participate in such discussions, both transparently and in good faith.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620